SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D
                          (Amendment No. 2)


                UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                    FUTURE PETROLEUM CORPORATION
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                           390916  100
                          (CUSIP Number)

                            CARL PRICE
                     FUTURE PETROLEUM CORPORATION
                     700 LOUISIANA, SUITE 3700
                      HOUSTON, TEXAS 77002
                          (713) 236-9792
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          December 15, 1998
            (Date of event which requires filing
                      of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.: 390916100                                         Page 2 of 6 Pages

     1     NAME OF REPORTING PERSON (entities only)

           B. CARL PRICE

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)    [ ]
                                                 (b)    [X]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)               [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of     7     SOLE VOTING POWER         1,722,657
Shares Bene-        _____________________________________________
ficially      8     SHARED VOTING POWER       0
Owned by            _____________________________________________
Each Report-  9     SOLE DISPOSITIVE POWER    1,722,657
ing Person          _____________________________________________
With          10    SHARED DISPOSITIVE POWER  0
                    _____________________________________________

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,722,657

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                    [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.5%

     14    TYPE OF REPORTING PERSON

           IN

Item 1.     Security and Issuer.

     The Statement on Schedule 13D (the "Schedule 13D"), dated September 16, 1993, filed by B. Carl Price, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Future Petroleum Corporation, a Utah corporation (the "Issuer" or "Future"), formerly known as Intermountain Exploration Company, and amended and supplemented by Amendment No. 1 to the Schedule 13D, dated August 14, 1998, filed by B. Carl Price is hereby amended and supplemented as set forth below. Other than as set forth below, the
Schedule 13D, as amended, is unchanged. The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

Item 2.     Identity and Background.

     Except as otherwise provided below, Item 2 of the Schedule 13D remains unchanged.

     The following person ("Reporting Person") is filing this Schedule 13D:

     The principal business address and office of B. Carl Price
("Reporting Person") is located at 700 Louisiana, Suite 3700, Houston, Texas 77002. Mr. Price's principal occupation is Vice President-
Corporate Development and Director of the Issuer.

     Asset Purchase

Pursuant to the Asset Purchase Agreement and Plan of
Reorganization ("Agreement"), Future acquired, as of December 15, 1998, substantially all of the assets and liabilities, including the going concern value of Bargo Energy Resources, Ltd. ("Bargo L.P.") for $2 million and 100,000 shares of a new class of convertible preferred stock of Future ("Preferred Stock"). Each share of Preferred Stock is convertible at any time into 260 shares of common stock and votes as a class with the common stock on all matters. Each share of Preferred Stock has 260 votes. The Preferred Stock will participate with the common stock on liquidating distributions and dividends, with each share of Preferred Stock being entitled to 260 times the amount paid to common shareholders. Bargo L.P. immediately distributed the shares of Preferred Stock to its partners, Bargo Operating Company, Inc. ("Bargo Operating"), Tim J. Goff, James E. Sowell and Thomas D. Barrow. Also pursuant to the Agreement, Future issued 8,333,333 shares of its Common Stock to Bargo Energy Company and TJG Investments, Inc. ("TJG") in exchange for the cancellation of outstanding debt aggregating $4 million. As of the close of the transaction, Bargo L.P., Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow and Mr. Sowell (Bargo L.P., Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow and Mr. Sowell are referred to as the "Bargo Group"), beneficially owned approximately 80.8% of the outstanding Common Stock, including the Preferred Stock on an as converted basis, of Future.

     Amended and Restated Shareholders' Agreement

     In connection with the Asset Purchase, Future, the Bargo Group,
Mr. B. Carl Price, Mr. Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group") and certain other shareholders entered into an Amended and Restated Shareholders' Agreement ("Shareholders' Agreement") whereby Bargo Energy Company, Bargo Operating, TJG, Mr. Goff, Mr. Barrow and Mr. Sowell were added as parties to the Shareholders' Agreement and the Bargo Group's board representation was increased from two director nominees to four director nominees and the Price Group's board representation was decreased from three director nominees to one director nominee. No other material provisions of the Shareholders' Agreement were changed.

                       Page 3 of 6 Pages

     The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the Shareholders' Agreement.

Item 3.     Source and Amount of Funds or other Consideration.

     Not applicable.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D, as amended, remains unchanged.

Item 5.     Interest in Securities of the Issuer.

     Except as otherwise provided below, Item 5 of the Schedule 13D remains unchanged.

     The following describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Person and the parties to the Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 13,986,733 shares of Common Stock issued and outstanding on December 15, 1998, as represented by Future in the Agreement, plus 8,333,333 shares of Common Stock issued to Bargo Energy Company and TJG on December 15, 1998.



                        Shares Outstanding            Derivative Securities
                        -----------------------       ---------------------
Name                    Sole        Shared            Sole             Shared
--------------------------------------------------------------------------------
Bargo Energy
Company                        0      7,078,333              0              0
Bargo LP                       0      4,694,859              0        250,000(2)
Bargo Operating                0      4,694,859              0        510,000(3)
Tim J. Goff                    0     13,028,192  8,406,666.658(4)     510,000(3)
TJG                            0      1,255,000              0              0
Thomas D. Barrow               0              0  8,666,666.658(4)           0
James E. Sowell                0              0  8,666,666.684(4)           0
EnCap PLC              2,269,886              0              0              0
EnCap LP               2,424,973              0              0              0
B. Carl Price          1,089,149              0        633,508(5)           0
Don Wm. Reynolds         753,362              0              0              0
     ______________________


                                        Total
                                ---------------------
Name                              Number         %(1)
--------------------------------------------------------
Bargo Energy
Company                         7,078,333         31.7
Bargo LP                        4,944,859         21.9
Bargo Operating                 5,204,859         22.8
Tim J. Goff                    21,944,858.658     70.3
TJG                             1,255,000          5.6
Thomas D. Barrow                8,666,666.658     28.0
James E. Sowell                 8,666,666.684     28.0
EnCap PLC                       2,269,886         10.2
EnCap LP                        2,424,973         10.9
B. Carl Price                   1,772,657          7.5
Don Wm. Reynolds                  753,362          3.4
    _____________________


(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2)     Represents warrants to purchase Common Stock.

                             Page 4 of 6 Pages

(3) Represents warrants to purchase 250,000 shares of Common Stock and 260,000 shares of Common Stock issuable upon conversion of Preferred Stock.

(4) Represents shares of Common Stock issuable upon conversion of Preferred Stock.

(5) Includes 587,720 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following December 15, 1998 under an employment agreement with Future. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the years the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following December 15, 1998 if he converted all of his salary with shares of Common Stock.

      There were no transactions, other than pursuant to the Agreement, in the Common Stock effected by the Reporting Person, during the past sixty days. To the best of the Reporting Person's knowledge, there were no transactions in the Common Stock effected during the past sixty days by the persons described above.

     All shares of Common Stock owned by the Reporting Person are subject to the voting and transfer provisions of the Shareholders' Agreement.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer.

     Except as set forth in Items 2 and 5 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Person.

Item 7.     Material to be Filed as Exhibits.

Exhibit Number                          Description

Exhibit 4.1     -          Amended and Restated Shareholders' Agreement,
                           dated December 15, 1998, by and among Future
                           Petroleum Corporation, Bargo Energy
                           Resources, Ltd., Bargo Energy Company, Bargo
                           Operating Company, Inc., TJG Investments,
                           Inc., Thomas Barrow, Tim J. Goff, James E.
                           Sowell, Energy Capital Investment Company
                           PLC, EnCap Equity 1994 Limited Partnership,
                           B. Carl Price and Don Wm. Reynolds
                           (incorporated herein by reference to Exhibit
                           99.8 to Future Petroleum Corporation's Report on Form 8-K, filed on December 30, 1998; File
                           No. 000-08609)

                            Page 5 of 6 Pages

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 1999


                                            /s/ B. Carl Price
                                             B. Carl Price


                              Page 6 of 6 Pages